Exhibit 99.5

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Annual Filings

Toronto, March 1, 2010, Micromem Technologies Inc. (the "Company") (CNSX: MRM, OTCBB: MMTIF) announces it has filed its audited financial statements for the year ended October 31, 2009, together with the Management’s Discussion & Analysis, and the Company’s Annual Report on Form 20-F prepared in accordance with the United States Securities Exchange Act of 1934 ("SEC"), on SEDAR and EDGAR today. The Company has also filed the Report of Independent Registered Public Accounting Firm on the Internal Control Over Financial Reporting in accordance with SEC regulations. These documents may be viewed at www.sedar.com and by searching EDGAR at http://www.sec.gov/.

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF CNSX:MRM) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing  :

 NASD OTC-Bulletin Board - Symbol: MMTIF
:CNSX – Symbol: MRM

Shares issued: 91,831,723
SEC File No: 0-26005
Contact: Jason Baun, 1-877-388-8930